SE 20010701

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 69719

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1-1-2019 (MM/DD/YY) AND ENDING 12-31-2019 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: BRG Capital Advisors, LLC DBA BRG Capstone Capital Advisors

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

810 7th Ave, STE 4100
(No. and Street)

New York	NY	10019
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Estee Dorfman 781-780-7069
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Cree Alessandri & Strauss CPA LLC
(Name – *if individual, state last, first, middle name*)

20 Walnut Street, STE 301	Wellesley Hills	MA	02481
(Address)	(City)	(State)	(Zip Code)

SEC Mail Processing Section
FEB 26 2020
Washington DC
413

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Brian P. Shaughnessy, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of BRG Capital Advisors, LLC DBA BRG Capstone Capital Advisors, as of December 31, 2019, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

CEO

Title

OXANA INSULL
Notary Public - State of New Jersey
My Commission Expires Nov 26, 2024

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [ ] (c) Statement of Income (Loss).
- [ ] (d) Statement of Changes in Financial Condition.
- [ ] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [ ] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

YEAR ENDED DECEMBER 31, 2019

BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)
(A Limited Liability Company)

FOR THE YEAR ENDED DECEMBER 31, 2019

TABLE OF CONTENTS

Cree Alessandri & Strauss
Certified Public Accountants LLC

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Member of
BRG Capital Advisors, LLC (DBA BRG Capstone Capital Advisors)

Opinion on the Financial Statement

We have audited the accompanying statement of financial condition of BRG Capital Advisors, LLC (DBA BRG Capstone Capital Advisors) as of December 31, 2019, and the related notes (collectively referred to as the "financial statement"). In our opinion, the statement of financial condition presents fairly, in all material respects, the financial position of BRG Capital Advisors, LLC (DBA BRG Capstone Capital Advisors) as of December 31, 2019 in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

This financial statement is the responsibility of BRG Capital Advisors, LLC (DBA BRG Capstone Capital Advisors)'s management. Our responsibility is to express an opinion on BRG Capital Advisors, LLC (DBA BRG Capstone Capital Advisors)'s financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to BRG Capital Advisors, LLC (DBA BRG Capstone Capital Advisors) in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audit provides a reasonable basis for our opinion.

Cree Alessandri + Strauss

We have served as BRG Capital Advisors, LLC (DBA BRG Capstone Capital Advisors)'s auditor since 2019.

Cree Alessandri & Strauss CPAs LLC
February 19, 2020

20 Walnut Street, Suite 301, Wellesley Hills, MA 02481
T: 781-480-1517 F: 781-480-1525 www.cascpallc.com

BRG CAPITAL ADVISORS, LLC (DBA BRG CAPSTONE CAPITAL ADVISORS)
(A Limited Liability Company)

STATEMENT OF FINANCIAL CONDITION

December 31, 2019

ASSETS		
Cash	$	387,944
Accounts receivable		741,434
Other current assets		8,985
TOTAL ASSETS	$	1,138,363
LIABILITIES AND MEMBER'S EQUITY		
Liabilities		
Accounts payable and accrued expenses	$	15,000
Total Liabilities		15,000
Contingency (Note 5)		
Member's equity		1,123,363
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	1,138,363

The Report the Independent Registered Public Accounting Firm and the notes are an integral part of these financial statements.

1. Nature of business and summary of significant accounting policies

Organization and Nature of Business

CCMA Investments, LLC was organized as a limited liability company under the laws of the state of Delaware in February 2015. In July 2015, management filed a certificate of amendment with the state of Delaware to change the name of the entity to BRG Capital Advisors, LLC (the "Company"). On June 23, 2016, the Company received authorization from the Financial Industry Regulatory Authority, Inc. ("FINRA") for membership and commenced operations, doing business under the name BRG Capstone Capital Advisors.

The Company, a wholly-owned subsidiary of BRG (Capital Markets) Holdings, LLC (the "Parent"), is a broker-dealer registered with the Securities and Exchange Commission (the "SEC") and is a member of FINRA.

Basis of Presentation

The financial statements have been prepared in conformity with accounting principles generally accepted in the United States of America ("U.S. GAAP").

Revenue from Contracts with Customers

In May 2014, the FASB issued Accounting Standards Update ("ASU") No. 2014-09, Revenue with Contracts from Customers ("ASU 2014-09") (Topic 606), which requires an entity to recognize revenue to depict the transfer of promised good or services to customers in the amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. Effective January 1, 2018, the Company adopted this ASU in using a modified retrospective approach. Management has determined that due to the nature of its business, related performance obligations and the transfer of control in service provided to its customers, the adoption of this ASU did not affect the accounting for the revenue earned. The adoption did not have an impact on its financial condition, results of operations or cash flows.

Success fee: Debt and equity private placement transactions are recorded when the services under the contractual arrangement are completed, the income is reasonably determinable and the collection is assured. Introduction fees are recorded when the transaction is completed.

Income Taxes

As a single-member limited liability company, the Company is considered to be a disregarded entity for income tax purposes, with its income and expenses reported on the tax return of its Parent. Additionally, as a limited liability company, the Parent is not a taxpaying entity for income tax purposes. Therefore, no provision or liability for income taxes has been included in the accompanying financial statements.

At December 31, 2019, management has determined that the Company had no uncertain tax positions that would require financial statement disclosure or recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require. The Company has elected to be treated as a partnership under the applicable provisions of income tax laws and no income taxes are incurred by the Company as all earnings and losses flow directly to the member.

1. Nature of business and summary of significant accounting policies (continued)

Accounts Receivable

Accounts receivable are stated at the amount the Company expects to collect. The Company maintains allowances for doubtful accounts for estimated losses resulting from the inability of its customers to make required payments. Management considers the following factors when determining the collectibility of specific customer accounts: customer creditworthiness, past transaction history with the customer, current economic industry trends, and changes in customer payment terms. If the financial conditions of the Company's customers were to deteriorate, adversely affecting their ability to make payments, additional allowances would be required. Based on management's assessment, the Company provides for estimated uncollectible amounts through a charge to earnings and a credit to a valuation allowance. Balances that remain outstanding after the Company has made reasonable collection efforts are written off through a charge to the valuation allowance and a credit to accounts receivable. Management has determined that no allowance for doubtful accounts was required at December 31, 2019.

Use of Estimates

The preparation of financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in these financial statements and accompanying notes. Actual results could differ from these estimates.

2. NET CAPITAL

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital, and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. At December 31, 2019, the Company had net capital of $372,944 which was $367,944 in excess of its required net capital of $5,000. The Company's net capital ratio was 4.02 to 1.

3. RELATED PARTY TRANSACTIONS

The Company has expense sharing agreements with its Parent and with Berkeley Research Group, LLC, its ultimate parent.

In accordance with the agreement with the Parent, commission and compensation expense, rent expense and reimbursable expenses were allocated to the Company during the year ended December 31, 2019. All but $7,500 of these compensation, rent and reimbursable expenses were paid by December 31, 2019, and as a result $7,500 is included in accounts payable and accrued expenses on the accompanying statement of financial condition.

Expenses allocated from the ultimate parent were allocated during the year ended December 31, 2019, which included an allocation of rent. All of these expenses were paid by December 31, 2019, as a result no amounts are included in accounts payable on the accompanying statement of financial condition

3. RELATED PARTY TRANSACTIONS (continued)

Since these entities are under common control, such costs could differ significantly from those that would have been incurred if the entities were autonomous.

4. CONCENTRATION OF CREDIT RISK

The Company maintains its cash in an account with a financial institution which, at times, may exceed federally insured limits. Exposure to such risk is reduced by placing its cash with a high-quality institution. The Company has not experienced any losses in this account through December 31, 2019. The carrying amounts of cash, accounts receivable and accounts payable approximate fair value at December 31, 2019, because of the relatively short maturity of these instruments.

The Company transacts business with a limited number of parties. At December 31, 2019, two customers accounted for approximately 99% of total accounts receivable.

5. CONTINGENCY

A customer of the Company filed a voluntary petition under Chapter 7 of the Bankruptcy Code in the United States Bankruptcy Court for the North District of Texas, Dallas Division in June 2017. In January 2019, counsel for the Chapter 7 trustee made a demand against the Company and its affiliate, seeking reimbursements for payments made to the Company and its affiliate of $360,000, of which $50,000 relates directly to the Company, alleging that such payments were avoidable as preference payments or fraudulent conveyances under the Bankruptcy Code. Counsel to the Company has indicated that the Chapter 7 trustee has agreed to submit this claim to mediation.

In June 2019, Counsel to the Company indicated that all claims asserted by the chapter 7 trustee have been settled. BRGCA and its officers, directors and employees were released and BRGCA is not responsible for any legal fees or settlement costs.

The Company did not record a provision for this matter in 2018, as counsel believed payment of such claims was not probable. As a result of the settlement, no further action was necessary in the Company's financial statements.

6. SUBSEQUENT EVENTS

Management has evaluated events and transactions occurring after the date of the statement of financial condition through February 19, 2020, which is the date the financial statements were available to be issued.

Management has evaluated events occurring after December 31, 2019 for potential recognition or disclosure in its financial statements. Management did not identify any material subsequent events requiring adjustment to or disclosure in its financial statements.